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                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20449

                          Notice of Exempt Solicitation
                       submitted pursuant to Rule 14a-6(g)

1.       Name of Registrant:

         ICN PHARMACEUTICALS INC.

2.       Name of person relying on exemption:

         COLLEGE RETIREMENT EQUITIES FUND

3.       Address of person relying on the exemption:

         730 THIRD AVENUE, NEW YORK, NY 10017

4.       Written materials. The following materials are attached:

         Exhibit 1: Letter from Peter C. Clapman on behalf of Teachers Insurance and Annuity Association - College Retirement Equities Fund


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                                                                       Exhibit 1

                                                               November 29, 2000

Dear Fellow ICN Pharmaceuticals Shareholder:

         TIAA-CREF, which holds more than 500,000 shares of ICN Pharmaceuticals, is proposing a shareholder resolution at the company's December 18 annual meeting. The resolution, submitted in January of this year, requests ICN to adopt a policy that a substantial majority of directors be completely independent, and that the board have audit, compensation and nominating committees that consist entirely of independent directors.

             SHAREHOLDERS SHOULD ENCOURAGE BOARD INDEPENDENCE AT ICN

         As you know, ICN is proposing significant changes in its corporate structure, under which the company will be divided into three separate, independent companies. We believe it is of great importance, as the company moves forward, that its own board and those of successor companies be clearly independent of management, which was not the case in the past. While the company disclosed in its proxy statement this week that it has made substantial and useful board changes since early this year, we urge shareholders to reinforce the company's apparent new commitment to board independence by voting for TIAA-CREF's resolution.

         Past board practice at ICN has been unusual, and we believe was not conducive to maximizing shareholder value. In particular, in the past a large number of directors have had consulting arrangements with the company, a practice that we believe is inconsistent with board independence.

         The board's audit and compensation committees also have been insufficiently independent, and the company has not had - and still lacks - an independent nominating committee, a key attribute of an independent board. We note, for example, that two of five members of the compensation committee, or their firms, still were receiving significant consulting and fee income from ICN in 1999, and that two other committee members received consulting fees in 1998.

         While encouraged by seemingly greater responsiveness to shareholders, as shown in the restructuring plan, we remain concerned whether ICN and its successor companies in the future will be sufficiently committed to good corporate governance practice and strong board oversight of management. We therefore urge you to vote FOR the shareholder resolution on board independence. For further information on the resolution, please contact Ken Bertsch at TIAA-CREF at (212) 916-4972.

                                                     Sincerely,

                                                     Peter C. Clapman
                                                     Senior Vice President and
                                                     Chief Counsel, Investments

        PLEASE VOTE "FOR" THE SHAREHOLDER RESOLUTION ON ICN'S PROXY CARD TIAA-CREF is requesting that you cast your votes FOR the shareholder proposal (item #3) on the proxy card sent out by ICN Pharmaceuticals. TIAA-CREF, which will not be sending out a separate proxy card, is taking no public position on any other item being considered at the annual meeting.